UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211, 18 Dong Quan Avenue,

Luoyang Town, Taishun County,

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on September 16, 2025, Kaixin Holdings (the “Company”) held its annual general meeting on September 13, 2025 (the “Meeting”) and, at the Meeting, the Company’s shareholders approved, inter alia, that (a) a share consolidation (the “Share Consolidation”) of the Company’s issued and unissued Class A and Class B ordinary shares at a ratio of not less than 1-for-2 and not more than 1-for-99 (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of the directors of the Company (the “Board”) in its sole discretion within 360 calendar days after the date of passing of such resolution; and (b) any fractional shares resulting from such Share Consolidation will be rounded up to one ordinary share.

The Board subsequently fixed the consolidation ratio for the Share Consolidation at 1-for-30. The Company’s class A ordinary shares are expected to begin trading on a post-consolidation basis at the open of the market session on December 1, 2025. Upon the market opening on December 1, 2025, the Company’s class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “KXIN” with the new CUSIP number G5223X167.

The Share Consolidation was reflected in the seventh amended and restated memorandum and articles of association of the Company (the “A&R M&A”) which was filed with the General Registry of Cayman Islands on September 30, 2025. A copy of the A&R M&A is attached hereto as Exhibit 3.1 and incorporated by reference.

On November 25, 2025, the Company issued a press release announcing the foregoing matters. A copy of the press release is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No. 333-272954) and Form S-8 (File No. 333-291281) of the registrant on file with the SEC.

EXHIBIT INDEX

Exhibit	Description
3.1	Seventh Amended and Restated Memorandum and Articles of Association of Kaixin Holdings (incorporated by reference to Exhibit 4.1 to our current report on Form S-8 (File No. 333-291281) filed with SEC on November 5, 2025
99.1	Press Release: Kaixin Holdings Announces Share Consolidation dated November 25, 2025

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2025	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer